Exhibit 21.1
SUBSIDIARIES OF RIMINI STREET, INC.

Name of Subsidiary	Jurisdiction of Organization

RSI International Holdings, Inc.	Delaware

RSI International Holdings, LLC	Delaware

Rimini Street Australia Pty Limited	Australia

Rimini Street GmbH	Germany

Nihon Rimini Street KK	Japan

Rimini Street (HK) Ltd.	Hong Kong

Rimini Street Ltd.	United Kingdom

Rimini Street AB	Sweden

Rimini Street Israel, Ltd.	Israel

Rimini Street Brazil Technical Services Ltda.	Brazil

Rimini Street India Operations Pvt. Ltd.	India

Rimini Street Korea, Inc.	Korea

Rimini Street (HK) Ltd. Taiwan Branch	Taiwan

Rimini Street France SAS	France

Rimini Street Singapore Pte. Ltd.	Singapore

Rimini Street New Zealand Ltd.	New Zealand

Rimini Street de Mexico, S. de R.L. de C.V.	Mexico

Rimini Street Malaysia Sdn Bhd	Malaysia

Rimini Street Netherlands B.V.	Netherlands

Rimini Street FZ, LLC	UAE (Dubai)

Rimini Street Poland	Poland